Item 5.  Interest in Securities of the Issuer.
- ----------------------------------------------

     Item 5 of the Original Statement is hereby supplemented as follows:

     The information set forth in Item 4 of this Amendment is incorporated by herein by reference.

     As of January 15, 1994, Mr. Pickens beneficially owns an aggregate of 3,090,126 shares of Common Stock (approximately 6.4% of the 48,402,115 shares of Common Stock deemed to be outstanding, including the 640,000 shares Mr. Pickens has the right to acquire within sixty days pursuant to his employee stock options). Except as set forth on the table below, Mr. Pickens has not engaged in any transactions in Common Stock during the past sixty days. The following table sets forth certain information regarding shares of Common Stock purchased by Mr. Pickens since the date of Amendment No. 3 to the Original Statement.

                                              Number of
           Date                           Shares Purchased   Price Per Share
     -----------------                    ----------------   ---------------

     January 14, 1994.....................     25,000             $6.875
     January 25, 1994.....................     25,000              6.75

     The foregoing purchases were effected in open market transactions on the New York Stock Exchange. The price paid as referred to above excludes commissions.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
         Respect to Securities of the Issuer.
- ----------------------------------------------------------------------------

     Item 6 of the Original Statement is hereby supplemented as follows:

     The information set forth in Item 4 of this Amendment is incorporated herein by reference.